Exhibit 99.1

ASX/News Release

AVITA Medical Limited

Proposed redomiciliation to the United States of America -

Scheme Meeting on Monday, 15 June 2020 at 9.00am (AEST)

Valencia, Calif., USA, and Melbourne, Australia, 10 June 2020: AVITA Medical Limited ACN 058 466 523 (Company) is pleased to confirm that the general meeting to consider a resolution to approve the proposed scheme of arrangement to effect a redomiciliation of the Company and its subsidiaries from Australia to the United States of America (Scheme Meeting) is being held by way of live webcast at 9.00am (AEST) on Monday, 15 June 2020 (being 7.00pm (EDT) on Sunday, 14 June 2020).

The Scheme Booklet prepared in relation to the proposed scheme of arrangement was despatched (by post or electronically) to Company shareholders on 14 May 2020. A copy of the Scheme Booklet can also be found on the Company’s website (https://avitamedical.com/virtual-shareholders-meeting).

The Notice of Scheme Meeting is contained in Appendix F of the Scheme Booklet.

Shareholders are reminded that due to the restrictions imposed by the Australian government in response to the COVID-19 pandemic, the Scheme Meeting is being held exclusively as a virtual meeting by way of the live webcast.

Taking part in the live webcast will enable shareholders to listen to the Scheme Meeting live and view slides and proxy results. Shareholders who are registered as at 9.00am (AEST) on 13 June 2020 will be entitled to ask questions and cast their vote at the appropriate times whilst the Scheme Meeting is in progress. Holders of American Depositary Shares (ADS Holders) are able to listen to the live webcast, however, will not be able to ask questions or vote via the live webcast.

The Company will also provide a brief corporate update to shareholders at the conclusion of the Scheme Meeting.

Shareholders can access the live webcast by following the instructions below.

Participating in the Scheme Meeting

Shareholders are invited to participate in the Scheme Meeting by way of the live webcast on two available platforms:

1.	Web browser - visit https://web.lumiagm.com on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox; or

2.	Mobile app - download the Lumi AGM app from the Apple App Store or Google Play Store by searching for “Lumi AGM”.

Once you have accessed the Lumi platform on your web browser or mobile device, you will be prompted to enter the meeting ID, which is: 316-817-384.

Your username is your SRN / HIN (which can be found towards the top right hand corner of your holding statement and on shareholder communications).

Your password is the postcode registered to your holding if you are a shareholder in Australia. If you are a shareholder outside of Australia, your password is your three letter country code (for example, “USA” for United States of America). A full list of country codes is provided in the attached Scheme Meeting User Guide.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

ADS Holders are able to listen to the live webcast of the Scheme Meeting as a visitor by selecting the ‘guest’ option after entering the meeting ID.

Further details and instructions on how to participate in the Scheme Meeting are contained in the Scheme Meeting User Guide, and on the Company’s website (https://avitamedical.com/virtual-shareholders-meeting).

Voting by Proxy

Shareholders who are unable to take part in the Scheme Meeting by way of the live webcast, or choose not to do so, are encouraged to submit their votes by proxy by no later than 9.00am (AEST) on 13 June 2020. Details on how to appoint a proxy are set out in section 3.8 of the Scheme Booklet.

Update details with the Company’s share registry

Shareholders are encouraged to update their details with the Company’s share registry, Computershare Investor Services Pty Ltd (Computershare), by accessing Computershare’s website (www.computershare.com.au/easyupdate/avh) to ensure that payment instructions are up-to-date in advance of the anticipated implementation date of the proposed scheme of arrangement.

Authorised for release by the Chief Financial Officer of AVITA Medical Limited.

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ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a RES® REGENERATIVE EPIDERMAL SUSPENSION, an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the

INSTRUCTIONS FOR USE - RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this announcement include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward-looking statement contained in this announcement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this announcement. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this announcement speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media	Investors:

Sam Brown, Inc.	Westwicke Partners

Christy Curran	Caroline Corner

Phone +1 615 414 8668	Phone +1 415 202 5678

christycurran@sambrown.com	caroline.corner@westwicke.com

O.U.S Media	AVITA Medical Ltd

Monsoon Communications	David McIntyre

Rudi Michelson	Chief Financial Officer

Phone +61 (0)3 9620 3333	Phone +1 661 367 9178

Mobile +61 (0)411 402 737	dmcintyre@avitamedical.com

rudim@monsoon.com.au

PR20200609

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

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